UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d) of the

Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): March 4, 2015

PHARMACYCLICS, INC.

(Exact name of registrant as specified in its charter)

Delaware	000-26658	94-3148201
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

995 E. Arques Avenue, Sunnyvale, California 94085-4521

(Address of principal executive offices) (Zip Code)

Registrant’s telephone number, including area code: (408) 774-0330

N/A

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01	Other Events.

On March 4, 2015, Pharmacyclics, Inc., a Delaware corporation (“Pharmacyclics”), and AbbVie Inc., a Delaware corporation (“AbbVie”), issued a joint press release announcing the execution of an Agreement and Plan of Reorganization.

A copy of the press release is attached as Exhibit 99.1 and is incorporated herein by reference.

Important Additional Information

This communication is neither an offer to purchase nor a solicitation of an offer to sell any shares. This communication is for informational purpose only. The tender offer will not be made to, nor will tenders be accepted from, or on behalf of, holders of shares in any jurisdiction in which the making of the tender offer or the acceptance thereof would not comply with the laws of that jurisdiction. AbbVie has not commenced the tender offer for shares of Pharmacyclics common stock described in this communication.

Upon commencement of the tender offer, AbbVie will file with the Securities and Exchange Commission (the “SEC”) a tender offer statement on Schedule TO and related exhibits, including an offer to purchase, a letter of transmittal and other related documents. Following commencement of the tender offer, Pharmacyclics will file with the SEC a solicitation/recommendation statement on Schedule 14D-9. In addition, AbbVie will file a prospectus and a registration statement on Form S-4 with the SEC in connection with the proposed transaction.

Stockholders of Pharmacyclics should read the above referenced documents and materials carefully when such documents and materials become available because they contain important information about the transaction.

Stockholders of Pharmacyclics may obtain free copies of these documents and materials, any amendments or supplements thereto and other documents containing important information about Pharmacyclics and the transaction, once such documents and materials are filed with the SEC, through the website maintained by the SEC at www.sec.gov. Copies of the documents and materials filed with the SEC by Pharmacyclics will also be available free of charge on Pharmacyclics’ website at www.pharmacyclics.com under the heading “SEC Filings” in the “Investor Relations” portion of Pharmacyclics’s website. Copies of the documents and materials filed with the SEC by AbbVie will also be available free of charge on AbbVie’s website at www.abbvie.com under the heading “Reports and Financials” in the “Investors” portion of AbbVie’s website.

Forward-Looking Statements

This communication may contain forward-looking statements made in reliance upon the safe harbor provisions of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including, but not limited to any statements regarding or relating to the transaction between Pharmacyclics and AbbVie; any statements of expectation or belief; any statement regarding the future financial performance of Pharmacyclics; and any statements of assumptions underlying any of the foregoing. When used in this communication, the words “anticipate”, “believe”, “estimate”, “expect”, “expectation”, “goal”, “should”, “would”, “project”, “plan”, “predict”, “intend”, “target” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements are based on information currently available to Pharmacyclics and are subject to a number of risks, uncertainties and other factors that could cause results to differ from expectations include, but are not limited to: (i) uncertainties as to the timing of the tender offer and the merger; (ii) uncertainties as to how many of the holders of shares will tender their shares into the tender offer; (iii) the possibility that various closing conditions for the tender offer or the merger may not be satisfied or waived; (iv) legal proceedings that may be instituted against Pharmacyclics and others following announcement of the definitive agreement entered into with AbbVie; (v) other business effects, including the effects of industrial, economic or political conditions outside of Pharmacyclics’ control; (vi) transaction costs and/or actual or contingent liabilities; and (vii) other risks and uncertainties. Although Pharmacyclics believes that the expectations reflected in the forward-looking statements are reasonable, Pharmacyclics cannot guarantee future results, performance or achievements and no assurance can be given that the actual results will be consistent with these forward-looking statements. Pharmacyclics does not intend to update any of the forward-looking statements after the date of this communication to conform these statements to actual results, to changes in management’s expectations or otherwise, except as may be required by law.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description

99.1	Joint Press Release issued by AbbVie Inc. and Pharmacyclics, Inc. dated March 4, 2015.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 5, 2015	PHARMACYCLICS, INC.
(Registrant)

	By:	/s/ Manmeet Soni
Manmeet Soni
Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

99.1	Joint Press Release issued by AbbVie Inc. and Pharmacyclics, Inc. dated March 4, 2015.